

05040622

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[A]NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41389

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Cantor, Weiss & Friedner, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Third Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Paul Cantor (212) 350-7200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Joseph B. Weiss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cantor, Weiss & Friedner, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary
Title

Notary Public

Richard Levy
Notary Public, State of New York
No. 24-2341920
Qualified in Kings County
Commission Expires March 30, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CANTOR, WEISS & FRIEDNER, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Cantor, Weiss & Friedner, Inc.

We have audited the accompanying statement of financial condition of Cantor, Weiss & Friedner, Inc. as of December 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Cantor, Weiss & Friedner, Inc. at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.



New York, New York
February 11, 2005

CANTOR, WEISS & FRIEDNER, INC.

Statement of Financial Condition
December 31, 2004

ASSETS	
Due from clearing broker	$ 664,296
Commissions receivable	115,221
Securities owned, at market value	378,886
Furniture, fixtures, office equipment and leasehold improvements (net of accumulated depreciation and amortization of $1,004,043)	303,700
Due from affiliate	35,000
Other assets	34,349
	$ 1,531,452
LIABILITIES	
Bank overdraft	$ 52,300
Commissions payable	242,615
Accrued expenses and other liabilities	89,649
	384,564
Commitments and contingencies	
STOCKHOLDERS' EQUITY	
Common stock - no par value; 200 shares authorized; 165.75 shares issued	614,846
Retained earnings	861,736
Less 34 shares of common stock in treasury, at cost	(329,694)
Total stockholders' equity	1,146,888
	$ 1,531,452

See notes to statement of financial condition

Notes to Statement of Financial Condition
December 31, 2004

NOTE A - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Business:

Cantor, Weiss & Friedner, Inc. (the "Company") is a registered broker/dealer, clearing all of its customer transactions through a correspondent broker on a fully disclosed basis. The Company also trades securities on margin for its own account.

[2] Valuation of investments:

Securities transactions and commission revenue and expense are recorded on a trade date basis. Securities owned are valued at market value based on exchange quoted prices or at fair value as determined by management.

[3] Equipment and improvements:

Furniture, fixtures, office equipment and leasehold improvements are stated at cost. Depreciation is provided on both the straight-line and accelerated methods over the shorter of the estimated useful lives of the respective assets or over the lease term.

[4] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements. Actual results could differ from those estimates.

NOTE B - INCOME TAXES

The Company reports on a cash basis for income tax purposes. The Company elected to be treated as an S corporation pursuant to Section 1362 of the Internal Revenue Code. As a result of this election, the Company's income or loss is reportable on the individual tax returns of its stockholders. A similar election was made for New York State tax purposes. The Company is subject to New York City corporate income taxes and the New York State corporate minimum tax.

NOTE C - RELATED PARTY TRANSACTIONS

Due from affiliate represents the balance of a short-term interest-free loan of $110,000 due from Cantor Weiss Asset Management Co., Inc., a commonly controlled affiliate.

NOTE D - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of approximately $722,000, which was approximately $622,000 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.53 to 1.

NOTE E - CONCENTRATION OF CREDIT RISK

Substantially all of the Company's cash and securities positions are held by a custodian broker. The Company's custodian broker is highly capitalized and a member of major securities exchanges.

Although the Company clears its customer transactions through another broker/dealer, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

NOTE F - COMMITMENTS - LEASES

The Company leases office space under a lease expiring in February 2007. The lease is subject to escalations for increases in real estate taxes and operating costs. The aggregate minimum annual rentals under the lease are approximately as follows:

Year Ending December 31,	Minimum Rentals
2005	$ 191,000
2006	191,000
2007	32,000
	$414,000

In lieu of a rent security deposit, the Company maintains an irrevocable standby letter of credit in favor of its landlord in the amount of $60,000.

NOTE G - 401(K) PLAN

The Company maintains a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code. Employees who have completed six months of service and have attained 21 years of age are eligible to participate. Participants may contribute up to 15% of their salary. The plan provides for discretionary employer matching contributions.

NOTE H - CREDIT FACILITY

The Company maintains a line of credit with a financial institution which provides for borrowing up to $500,000. Borrowings under the line of credit bear interest at 1% above the prime rate. The stockholders of the Company and several family members have personally guaranteed any borrowings. As of December 31, 2004, no amount was due under this line of credit.